COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Historical
	Third Quarter Ended September 7,	Fiscal Year Ended
	2013	2012	2011	2010	2009	2008
Earnings:
Pre-tax income from continuing operations	$2,395	$3,997	$2,459	$5,642	$3,119	$1,810
Plus: Fixed Charges	259	1,168	657	315	305	838
Plus: Amortization of Capitalized Interest	7	19	10	10	10	10
Total:	$2,661	$5,184	$3,126	$5,967	$3,434	$2,658

Fixed Charges:
Interest Expensed	$97	$585	$37	$—	$3	$408
Amortized premiums, discounts, and capitalized expenses related to indebtedness	31	104	223	—	—	—
Estimated interest within rental expense	131	479	397	315	302	430
Total:	$259	$1,168	$657	$315	$305	$838

Ratio of Earnings to Fixed Charges:	10.27	4.44	4.76	18.94	11.26	3.17

For purposes of this table, "earnings" consists of income before income taxes plus fixed charges and less capitalized interest. "Fixed charges" consist of interest expense and capitalized interest.